Exhibit 99.2

FBS Global Limited

PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on November 30, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

Proposal 1.

To approve, AS SPECIAL RESOLUTION, THAT subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed from “FBS Global Limited” to “Lumeforta Group Limited” (the “Name Change”) (“Proposal 1”).

___ FOR	___ AGAINST	___ ABSTAIN

Proposal 2.

To approve, AS SPECIAL RESOLUTION, THAT:

(A)	the authorized share capital of the Company be changed from US$500,000 divided into 50,000,000 ordinary shares of a par value of US$0.01 each (the “Ordinary Shares”) to US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each (the “Class A Ordinary Shares”), (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each (the “Class B Ordinary Shares”), and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each (the “Preferred Shares”), by:

(a)	the creation of an additional 9,950,000,000 Ordinary Shares (the “Increase”); and

(b)	the re-designation and re-classification of the 10,000,000,000 authorized Ordinary Shares in the manner as set out below (the “Share Redesignation” and together with the Increase, the “Capital Restructuring”):

(1)	691,567 authorised and issued Ordinary Shares registered in the name of Ang Poh Guan be redesignated as Class B Ordinary Shares on a one-for-one basis;

(2)	all authorised and issued Ordinary Shares (except for the 691,567 Ordinary Shares registered in the name of Ang Poh Guan) be redesignated as Class A Ordinary Shares on a one-for-one basis;

(3)	7,999,341,566 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class A Ordinary Shares on a one-for-one basis;

(4)	999,308,433 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Class B Ordinary Shares on a one-for-one basis; and

(5)	1,000,000,000 authorised but unissued Ordinary Shares be redesignated as authorized but unissued Preferred Shares on a one-for-one basis;

in each case with immediate effect and having the rights and subject to the restrictions set out in the New A&R M&A (as defined below) to be adopted.

(B)	subject to the Capital Restructuring and the Name Change becoming effective, the second amended and restated memorandum of association and the third amended and restated articles of association (together, the “New A&R M&A”), in the form produced to the meeting, initialed by the chairman of the meeting for the purpose of identification and attached hereto as Annex A, be adopted in its entirety in substitution for and to the exclusion of the existing amended and restated memorandum of association and second amended and restated articles of association of the Company, respectively (together the Capital Restructuring and adoption of the New A&R M&A, “Proposal 2”).

___ FOR	___ AGAINST	___ ABSTAIN

Proposal 3.

To approve, AS ORDINARY RESOLUTION, THAT:

(A)	subject to the Capital Restructuring becoming effective, the Company be and is hereby authorized, if the closing bid price of the Class A Ordinary Shares on the Nasdaq Capital Market stays consecutively below US$1.00 for more than eight (8) trading days, to consolidate (i) every twenty (20) Class A Ordinary Shares of a par value of US$0.01 each into one class A ordinary share of par value of US$0.20 each; (ii) every twenty (20) Class B Ordinary Shares of a par value of US$0.01 each into one class B ordinary share of par value of US$0.20 each; and (iii) every twenty (20) Preferred Shares of a par value of US$0.01 each into one preferred share of par value of US$0.20 each, with effect from such date as the board of directors of the Company (the “Board”) may in its discretion determine following the expiry of such eight (8) trading day period (the “Pre-approved Share Consolidation”), such that following the Pre-approved Share Consolidation, the authorised share capital of the Company of US$100,000,000 divided into 10,000,000,000 shares of a par value of US$0.01 each, comprising (i) 8,000,000,000 class A ordinary shares of a par value of US$0.01 each, (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.01 each, and (iii) 1,000,000,000 preferred shares of a par value of US$0.01 each will become US$100,000,000 divided into 500,000,000 shares of a par value of US$0.20 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.20 each, (ii) 50,000,000 class B ordinary shares of a par value of US$0.20 each, and (iii) 50,000,000 preferred shares of a par value of US$0.20 each; and

(B)	the Board be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Pre-approved Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Pre-approved Share Consolidation, (i) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Pre-approved Share Consolidation or (ii) arranging for the sale of any shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, and the Board be and is hereby authorized to do all other acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Pre-approved Share Consolidation. (“Proposal 3”).

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of FBS Global Limited.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

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Signature of Joint Shareholder

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Dated: